Reliance

ALWAYS ON

2024 Annual Report

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ALWAYS GROWING.
ALWAYS STRONG.
ALWAYS ON.

In 2024, our business model once again proved
its resilience, delivering solid financial results.
At Reliance, we are always on – driving growth,
embracing change, and staying people-focused –
even amid market challenges.

ALWAYS



STRONG

$1.43B OPERATING CASH FLOW: THIRD-HIGHEST IN COMPANY HISTORY

REPURCHASED RECORD $1.09B OF COMMON STOCK, REDUCING OUTSTANDING SHARES BY 6%

29.7% ANNUAL GROSS PROFIT MARGIN

ALWAYS

FOUR STRATEGIC ACQUISITIONS COMPLETED IN 2024

$13.84B IN ANNUAL NET SALES; TONS SOLD UP **4.0%**

2024 CAPITAL EXPENDITURES OF **$431M**, WITH **TWO-THIRDS** GROWTH RELATED

GROWING






ALWAYS

**TOTAL RECORDABLE
INCIDENT RATE (TRIR): 1.75**

**OSHA RECORDABLES
DOWN 39% FROM 2015**

USDOT CRASH RATE: 0.46

SAFE

DEAR FELLOW STOCKHOLDERS,

As we reflect on 2024, we are proud to report that Reliance once again demonstrated the resilience of our business model in a challenging market. We finished the year with net sales of $13.84 billion; earnings per diluted share of $15.56; and our third-highest operating cash flow of $1.43 billion – showcasing the adaptability and strength of our strategic model in a dynamic operating environment featuring declining metal prices and inflationary headwinds.

Our performance demonstrates the effectiveness of our targeted growth strategies, diverse market reach, strong pricing discipline, and expanded value-added processing capabilities. In 2024, we completed processing services on approximately 50% of our orders and maintained a small average order size of $2,980, with approximately 40% of our orders delivered to customers within 24 hours. We continue to meet the evolving needs of our more than 125,000 customers across diverse end markets such as non-residential construction (including infrastructure), aerospace, automotive, broader manufacturing, semiconductor, and more.

Smart, Profitable Growth Strategy

Our focus on smart, profitable growth continues to fuel our success. In 2024, we grew our tons sold by 4% year-over-year, or 1% on a same-store basis. For the third consecutive year, Reliance volumes have significantly outpaced industry shipment levels. We credit these achievements to our targeted growth strategy and expansion of our partnerships with specific customers in key markets. Increased volume in 2024 generated additional gross profit and absorbed much of our higher operating costs attributable to inflation. We have strategically increased our market share by prioritizing high margin business, delivering increased value to our customers, and remaining disciplined. We believe maintaining this formula affords us significant growth opportunities.

Our commitment to smart, profitable growth helps protect our margins and drive long-term value creation. Our 2024 gross profit margin of 29.7% was well within our sustainable annual range of 29% to 31%, highlighting the strength and resilience of our strategic business model.

Disciplined Stewards of Capital

Strong profitability and effective working capital management generated our third-highest annual cash flow from operations of $1.43 billion. Our robust cash flow enabled us to maintain our disciplined approach to capital deployment in 2024, with investments totaling $431 million in capital expenditures; $365 million in acquisitions; and a record $1.09 billion in share repurchases, resulting in a 6% reduction of our outstanding shares, year-over-year. Our 2025 capital expenditure budget is $325 million, approximately one-half of which is allocated to growth initiatives to enhance our value-added capabilities, upgrade and maintain our facilities, and expand into new markets.





NET SALES
(IN MILLIONS)



2020	$8,811.9
2021	$14,093.3
2022	$17,025.0
2023	$14,805.9
2024	**$13,835.0**

NET INCOME
(IN MILLIONS)



2020	$369.1
2021	$1,413.0
2022	$1,840.1
2023	$1,335.9
2024	**$875.2**

We also returned $250 million in dividends to you, our valued stockholders, in 2024. In the first quarter of 2025, we announced a 9.1% increase in our quarterly dividend to a current annual rate of $4.80 per common share, marking our 32nd increase since our 1994 IPO. We are proud to have rewarded our stockholders with 65 consecutive years of dividends without reduction or suspension.

Accretive Acquisitions
In 2024, we successfully completed four acquisitions, contributing an additional $400 million in annualized net sales. These strategic transactions expand Reliance's geographic presence and strengthen our processing capabilities in both new and existing markets, positioning us well for ongoing growth.

- **Cooksey Iron & Metal Company** in Tifton, GA, is a metals service center that processes and distributes finished steel products such as tubing, beams, plates, and bars. Cooksey supports our strategy of customer, product, and geographical diversification, and strengthens our position in the Southeast.
- **American Alloy Steel, Inc.**, headquartered in Houston, TX, with six additional locations, is a leading distributor of specialty carbon and alloy steel plate and round bar, including pressure vessel quality (PVQ) material. American Alloy expands our product portfolio to include specialty carbon steel plate and enhances our fabrication capabilities.
- **Mid-West Materials, Inc.** in Perry, OH, is a premier flat-rolled steel service center primarily servicing North American OEMs. Mid-West increases our flat-rolled presence in the important Ohio market and surrounding regions.
- We also acquired certain toll processing assets of the **FerrouSouth division of Ferragon Corporation** in Iuka, MS, strengthening our logistics capabilities, including shipping and warehousing services, in the rapidly growing Southeastern market.

Commitment to Employee Safety, Health & Wellbeing
The safety, health, and wellbeing of our employees is at the core of our daily operations. We are particularly proud of our 2024 Total Recordable Incident Rate (TRIR) of 1.75 which was well below the 2023 Metals Service Center Institute (MSCI) median of 3.4. With a fleet of approximately 1,900 commercial trucks, we are also proud of our U.S. Department of



Our acquisition of American Alloy Steel, Inc. expands our product portfolio to include pressure vessel quality (PVQ) material and specialty carbon steel plate, and enhances our fabrication capabilities.

Transportation (USDOT) recordable crash rate of 0.46 which is below the 0.52 recordable rate of our industry peers. We remain dedicated to fostering a safety-first mindset and are committed to realizing our goal of zero injuries.

In addition to our safety efforts, our community involvement has grown under our Reliance Cares corporate social responsibility initiative. In 2024, we significantly expanded employee-driven volunteer activities across our Family of Companies, strengthening our connection to the communities where we live and do business. We reached another milestone in our relationship with Ronald McDonald House Charities® (RMHC®), committing to donate $10 million over the next five years to establish and fund the Nourishing Families Grant Program to ensure that families staying at RMHC® houses around the world have access to healthy, nutritious meals.

The driving force behind Reliance is our nearly 16,000 employees. Their commitment to excellence in service, strong execution, and unwavering focus on moving metal safely are integral to our success. Our employees' dedication to sharing best practices and collaborating across the Family of Companies continues to gain momentum and strengthen our Reliance culture, generate our industry-leading financial results, and empower our success. We are more than metal – we are industrial strength.

CASH FLOW FROM OPERATIONS
(IN MILLIONS)



2020	2021	2022	2023	2024
$1,173.0	$799.4	$2,118.6	$1,671.3	$1,429.8

EARNINGS PER SHARE
(DILUTED)



2020	2021	2022	2023	2024
$5.66	$21.97	$29.92	$22.64	$15.56

RETURN ON EQUITY*
Based on beginning of the year equity, as adjusted.



2020	2021	2022	2023	2024
7%	28%	32%	19%	12%

* Return on Reliance stockholders' equity is based on the beginning of the year equity amount, adjusted for $337.3 million, $323.5 million, $630.3 million, $479.5 million, and $1.09 billion of share repurchases for 2020, 2021, 2022, 2023, and 2024, respectively.



Reliance executives ring The Closing Bell at the NYSE in September 2024.

Celebrating 30 Years at NYSE

In September 2024, we celebrated our 85th year in business as well as our 30-year anniversary as a listed company on the New York Stock Exchange (NYSE) by ringing The Closing Bell®. Reliance debuted on the NYSE under ticker symbol "RS" at $14.50 per share ($3.22 split adjusted) on September 16, 1994. Since then, we have grown from approximately $450 million in annual sales to the largest metals service center company in North America. Our 2024 sales were $13.84 billion and RS achieved a new all-time high closing price of $340.04 on April 5, 2024. Our stock performance reflects a 16.9% compound annual growth rate since our 1994 IPO, consistently outpacing the S&P 500 and underscoring the enduring strength and potential of our business.

Thank you again to our dedicated team for their outstanding execution in 2024 that continues to make our industry-leading performance possible. We are also incredibly thankful for the trust and loyalty of our customers who rely on us to timely deliver high-quality, trusted products quickly and efficiently; our partnership motivates us and remains a key driver of our success. We are also grateful for our longstanding suppliers whose consistent support enables us to deliver value to our customers.

Finally, we would like to extend our sincere thanks to you, our stockholders, for your sustained confidence in Reliance which allows us to pursue opportunities and grow our business in meaningful ways.

Looking ahead, we remain committed to prioritizing the safety of our team; driving smart, profitable growth; maintaining strong gross profit margins; expanding our processing capabilities; managing costs and working capital effectively; balancing growth and stockholder returns; and fostering increased collaboration across our Family of Companies.

Karla Lewis

Karla R. Lewis
President and Chief Executive Officer

Stephen Koch

Stephen P. Koch
Executive Vice President, Chief Operating Officer

Arthur Ajemyan

Arthur Ajemyan
Senior Vice President, Chief Financial Officer

SELECTED CONSOLIDATED FINANCIAL DATA

In millions, except number of shares which are reflected in thousands and per share amounts.

Year Ended December 31,	2024	2023	2022	2021	2020
Income Statement Data:					
Net sales	$13,835.0	$14,805.9	$17,025.0	$14,093.3	$8,811.9
Cost of sales (exclusive of depreciation and amortization expense)	9,728.4	10,258.6	11,773.7	9,603.0	6,036.8
Gross profit[1]	4,106.6	4,547.3	5,251.3	4,490.3	2,775.1
Warehouse, delivery, selling, general and administrative expense	2,666.2	2,562.4	2,504.2	2,306.5	1,874.0
Depreciation and amortization expense	268.7	245.4	240.2	230.2	227.3
Impairment expense	11.7	-	-	4.7	108.0
Operating income	1,160.0	1,739.5	2,506.9	1,948.9	565.8
Other (income) expense:					
Interest expense	40.3	40.1	62.3	62.7	62.9
Other (income) expense, net	(20.2)	(41.3)	14.2	3.1	24.7
Income before income taxes	1,139.9	1,740.7	2,430.4	1,883.1	478.2
Income tax provision	261.9	400.6	586.2	465.7	105.8
Net income	878.0	1,340.1	1,844.2	1,417.4	372.4
Less: net income attributable to noncontrolling interests	2.8	4.2	4.1	4.4	3.3
Net income attributable to Reliance	$875.2	$1,335.9	$1,840.1	$1,413.0	$369.1
Earnings Per Share:					
Basic	$15.70	$22.90	$30.39	$22.35	$5.74
Diluted	$15.56	$22.64	$29.92	$21.97	$5.66
Weighted average shares outstanding - basic	55,746	58,328	60,559	63,217	64,328
Weighted average shares outstanding - diluted	56,246	59,015	61,495	64,327	65,263
Other Data:					
Cash flow provided by operations	$1,429.8	$1,671.3	$2,118.6	$799.4	$1,173.0
Capital expenditures	430.6	468.8	341.8	236.6	172.0
Cash dividends per share	4.40	4.00	3.50	2.75	2.50
Balance Sheet Data (December 31):					
Working capital	$2,682.5	$3,928.2	$3,511.3	$3,095.1	$2,499.8
Total assets	10,021.8	10,480.3	10,329.9	9,536.0	8,106.8
Short-term debt	399.7	0.3	508.2	5.0	6.0
Long-term debt	742.8	1,141.9	1,139.4	1,642.0	1,638.9
Total equity	7,230.6	7,732.8	7,095.9	6,093.7	5,122.7

(1) Gross profit, calculated as net sales less cost of sales, is a non-GAAP financial measure as it excludes depreciation and amortization expense associated with the corresponding sales. About half of our orders are basic distribution with no processing services performed. For the remainder of our sales orders, we perform "first-stage" processing, which is generally not labor intensive as we are simply cutting the metal to size. Because of this, the amount of related labor and overhead, including depreciation and amortization expense, is not significant and is excluded from cost of sales. Therefore, our cost of sales is substantially comprised of the cost of the material we sell. We use gross profit as shown above as a measure of operating performance. Gross profit is an important operating and financial measure, as fluctuations in our gross profit can have a significant impact on our earnings. Gross profit, as presented, is not necessarily comparable with similarly titled measures for other companies.

GEOGRAPHIC PRESENCE



INTERNATIONAL

Belgium	Mexico
Canada	Singapore
China	South Korea
France	United Arab Emirates
Malaysia	United Kingdom



STATES

Alabama	Kentucky	North Carolina
Alaska	Louisiana	Ohio
Arizona	Maryland	Oklahoma
Arkansas	Massachusetts	Oregon
California	Michigan	Pennsylvania
Colorado	Minnesota	Rhode Island
Connecticut	Mississippi	South Carolina
Florida	Missouri	Tennessee
Georgia	Montana	Texas
Idaho	Nevada	Utah
Illinois	New Hampshire	Virginia
Indiana	New Jersey	Washington
Iowa	New Mexico	Wisconsin
Kansas	New York	

SALES BY REGION

Mountain **2%**

Pacific Northwest **4%**

Northeast **6%**

International **7%**

Mid-Atlantic **7%**

Southeast **20%**　　West/Southwest **23%**　　Midwest **31%**

SALES BY PRODUCT

SALES BY COMMODITY



Carbon steel plate	12%
Carbon steel structurals	11%
Carbon steel tubing	10%
Hot-rolled steel sheet & coil	8%
Carbon steel bar	5%
Galvanized steel sheet & coil	5%
Cold-rolled steel sheet & coil	2%

CARBON STEEL 53%

Aluminum bar & tube	5%
Heat-treated aluminum plate	5%
Common alloy aluminum sheet & coil	4%
Common alloy aluminum plate	1%
Heat-treated aluminum sheet & coil	1%

ALUMINUM 16%

Stainless steel bar & tube	7%
Stainless steel sheet & coil	5%
Stainless steel plate	2%

STAINLESS STEEL 14%

Alloy bar & rod	4%
Alloy tube	1%

ALLOY 5%

Miscellaneous, including titanium, manufactured parts, PVC pipe & scrap	6%
Toll processing* – aluminum, carbon steel, and stainless steel	4%
Copper & brass	2%

OTHER 12%

*Includes revenues for logistics services provided by our toll processing companies.

SELECTED CONSOLIDATED FINANCIAL DATA

In millions, except per share amounts.

Year Ended December 31,	2024	2023	2022	2021
Income Statement Data:				
Net sales	$13,835.0	$14,805.9	$17,025.0	$14,093.3
Operating income[1]	1,160.0	1,739.5	2,506.9	1,948.9
Pretax income	1,139.9	1,740.7	2,430.4	1,883.1
Income taxes[2]	261.9	400.6	586.2	465.7
Net income attributable to Reliance[2]	875.2	1,335.9	1,840.1	1,413.0
Weighted average shares outstanding - diluted	56.2	59.0	61.5	64.3
Balance Sheet Data (December 31):				
Current assets	$3,895.5	$4,771.8	$4,886.6	$4,160.1
Working capital	2,682.5	3,928.2	3,511.3	3,095.1
Net fixed assets	2,544.9	2,248.4	1,974.6	1,836.8
Total assets[3]	10,021.8	10,480.3	10,329.9	9,536.0
Current liabilities	1,213.0	843.6	1,375.3	1,065.0
Short-term debt[3]	399.7	0.3	508.2	5.0
Long-term debt[3]	742.8	1,141.9	1,139.4	1,642.0
Total equity	7,230.6	7,732.8	7,095.9	6,093.7
Per Share Data:				
Earnings - diluted[2]	$15.56	$22.64	$29.92	$21.97
Dividends	$4.40	$4.00	$3.50	$2.75
Book value[4]	$134.41	$134.84	$120.56	$98.48
Ratio Analysis:				
Return on Reliance stockholders' equity[5]	12.1%	19.3%	31.6%	28.0%
Current ratio	3.2	5.7	3.6	3.9
Net debt-to-total capital ratio[6]	10.2%	0.8%	6.3%	18.1%
Gross profit margin[7]	29.7%	30.7%	30.8%	31.9%
Operating income margin[1]	8.4%	11.7%	14.7%	13.8%
Pretax income margin	8.2%	11.8%	14.3%	13.4%
Net income margin - Reliance[2]	6.3%	9.0%	10.8%	10.0%

(1) Operating income represents net sales less cost of sales, warehouse, delivery, selling, general and administrative expense, depreciation and amortization expense, and impairment expense. The calculation of operating income in years 2014 through 2024 includes various non-recurring charges and credits, including impairment charges in 2024, 2021, 2020, 2019, 2018, 2017, 2016 and 2015. Additionally, the adoption of accounting rule changes in 2017 affected the presentation of operating income. Prior year operating income and margin amounts have been retrospectively adjusted to conform to the current presentation.

(2) 2017 includes a $207.3 million, or $2.82 per share, income tax benefit as a result of the Tax Cuts and Jobs Act of 2017.

(3) The adoption of accounting rule changes in 2015 affected the presentation of debt issuance costs. Prior year total assets, long-term debt and net debt-to-total capital ratio amounts have been retrospectively adjusted to conform to the current presentation.

(4) Book value per share is calculated as Reliance stockholders' equity divided by the number of common shares outstanding as of December 31 of each year.

	2020	2019	2018	2017	2016	2015	2014
	$8,811.9	$10,973.8	$11,534.5	$9,721.0	$8,613.4	$9,350.5	$10,451.6
	565.8	1,013.5	937.5	662.4	517.8	549.8	617.4
	478.2	929.3	850.6	583.8	429.2	458.7	546.3
	105.8	223.2	208.8	(37.2)	120.1	142.5	170.0
	369.1	701.5	633.7	613.4	304.3	311.5	371.5
	65.3	67.9	72.4	73.5	73.1	74.9	78.6
	$3,112.8	$3,010.2	$3,285.0	$3,051.3	$2,688.5	$2,554.2	$3,121.1
	2,499.8	2,334.9	2,585.9	2,347.6	2,032.5	1,564.5	2,458.3
	1,792.2	1,795.2	1,729.9	1,656.3	1,662.2	1,635.5	1,656.4
	8,106.8	8,131.1	8,044.9	7,751.0	7,411.3	7,121.6	7,822.4
	613.0	675.3	699.1	703.7	656.0	989.7	662.8
	6.0	64.9	65.2	92.0	82.5	500.8	93.9
	1,638.9	1,523.6	2,138.5	1,809.4	1,846.7	1,427.9	2,208.1
	5,122.7	5,214.1	4,679.5	4,699.9	4,179.1	3,942.7	4,127.9
	$5.66	$10.34	$8.75	$8.34	$4.16	$4.16	$4.73
	$2.50	$2.20	$2.00	$1.80	$1.65	$1.60	$1.40
	$80.43	$77.83	$69.83	$64.29	$57.07	$54.59	$53.03
	7.4%	15.1%	13.9%	9.8%	7.8%	8.0%	9.6%
	5.1	4.5	4.7	4.3	4.1	2.6	4.7
	15.8%	21.4%	30.8%	27.2%	30.3%	31.8%	34.9%
	31.5%	30.3%	28.4%	28.7%	30.1%	27.2%	25.1%
	6.4%	9.2%	8.1%	6.8%	6.0%	5.9%	5.9%
	5.4%	8.5%	7.4%	6.0%	5.0%	4.9%	5.2%
	4.2%	6.4%	5.5%	6.3%	3.5%	3.3%	3.6%

(5) Return on Reliance stockholders' equity is based on the beginning of year equity amount, except for 2024, 2023, 2022, 2021, 2020, 2019, 2018 and 2015, which are adjusted for $1.09 billion, $479.5 million, $630.3 million, $323.5 million, $337.3 million, $50.0 million, $484.9 million and $355.5 million of share repurchases, respectively, and 2017, which is adjusted for a $207.3 million income tax benefit as a result of the Tax Cuts and Jobs Act of 2017.

(6) Net debt-to-total capital ratio is calculated as total debt (net of cash) divided by Reliance stockholders' equity plus total debt (net of cash).

(7) Gross profit, calculated as net sales less cost of sales, and gross profit margin, calculated as gross profit divided by net sales, are non-GAAP financial measures as they exclude depreciation and amortization expense associated with the corresponding sales. About half of our orders are basic distribution with no processing services performed. For the remainder of our sales orders, we perform "first-stage" processing which is generally not labor intensive as we are simply cutting the metal to size. Because of this, the amount of related labor and overhead, including depreciation and amortization, is not significant and is excluded from cost of sales. Therefore, our cost of sales is substantially comprised of the cost of the material we sell. We use gross profit margin as shown above as a measure of operating performance. Gross profit margin is an important operating and financial measure, as fluctuations in our gross profit margin can have a significant impact on our earnings. Gross profit margin, as presented, is not necessarily comparable with similarly titled measures for other companies.

RELIANCE LOCATIONS

DIVISIONS

Bralco Metals
bralco.com

Los Angeles, CA – Headquarters
(714) 736-4800

Albuquerque, NM
(505) 345-0959

Dallas, TX
(972) 276-2676

Phoenix, AZ
(602) 252-1918

Seattle, WA
(253) 395-0614

Wichita, KS
(316) 838-9351

Affiliated Metals
A Bralco Metals Company
affiliatedmetals.com
Salt Lake City, UT
(801) 363-1711

Olympic Metals
A Bralco Metals Company
Denver, CO
(303) 286-9700

Central Plains Steel Co.
cpssteel.com
Wichita, KS
(316) 636-4500

Reliance Aerospace Solutions
rsaerospace.com
Santa Fe Springs, CA
(877) 727-6073

Reliance Metalcenter

reliancephx.com
Phoenix, AZ
(602) 275-4471

Phoenix, AZ – West
(480) 968-6156

reliancemetalcentersaltlakecity.com
Salt Lake City, UT
(801) 974-5300

reliancemetalcentersd.com
San Diego, CA
(619) 263-2141

relianceunioncity.com
Union City, CA
(510) 476-4400

Reliance Steel Company

Albuquerque, NM
(505) 247-1441

Los Angeles, CA
(323) 583-6111

Smith Pipe & Steel Company
smithpipe.com
Phoenix, AZ
(602) 257-9494

Tube Service Co.
tubeservice.com

Los Angeles, CA – Headquarters
(562) 695-0467

Denver, CO
(303) 321-9200

Phoenix, AZ
(602) 267-9865

Portland, OR
(503) 944-5420

San Diego, CA
(619) 579-3011

San Jose, CA
(408) 946-5500

SUBSIDIARIES

Admiral Metals Servicenter Company, Incorporated
admiralmetals.com

Woburn, MA – Headquarters
(781) 933-8300

Guilderland, NY
(781) 953-4632

Largo, FL
(614) 330-8645

Rochester, NY
(585) 370-2740

Sparta, NJ
(781) 953-7192

Telford, PA
(215) 778-5832

Twinsburg, OH
(339) 227-1172

All Metal Services Limited
allmetal.co.uk

Birmingham, United Kingdom – Headquarters
+44 16 7543 0307

Belfast, United Kingdom
+44 28 9073 9648

Bolton, United Kingdom
+44 19 4284 0777

Bristol, United Kingdom
+44 11 7982 2484

Losse, France
+33 558 936 800

All Metal Services Ltd. (Xi'an)
A Subsidiary of All Metal Services Limited
Xi'an, People's Republic of China
+86 29 8612 5300

All Metal Services (Malaysia) Sdn. Bhd.
A Subsidiary of All Metal Services Limited
Selangor Darul Ehsan, Malaysia
+60 3 780 5643

American Alloy Steel, Inc.
aasteel.com

Houston, TX – Headquarters
(713) 462-8081

Mobile, AL – Sales
(251) 649-7070

Ogden, UT
(866) 328-2905

Rome, NY
(315) 366-9022

St. Gabriel, LA
(225) 642-0200

Tulsa, OK
(918) 227-1081

American Metals Corporation
american-metals.com

Fresno, CA
(559) 266-0881

West Sacramento, CA
(916) 371-7700

Alaska Steel Company
A Division of American Metals Corporation
alaskasteel.com

Anchorage, AK – Headquarters
(907) 561-1188

Fairbanks, AK
(907) 456-2719

Kenai, AK
(907) 283-3880

American Steel
A Division of American Metals Corporation
american-steel.com

Canby, OR
(503) 651-6700

Kent, WA
(253) 437-4080

Haskins Steel Company
A Division of American Metals Corporation
haskinssteel.com
Spokane, WA
(509) 535-0657

Lampros Steel
A Division of American Metals Corporation
lamprossteel.com
Portland, OR
(503) 285-6667

LSI Plate
A Division of American Metals Corporation
Rancho Cucamonga, CA
(877) 877-7528

Plate Sales
A Division of American Metals Corporation
Portland, OR
(503) 286-0039

AMI Metals, Inc.
amimetals.com
Nashville, TN – Headquarters
(615) 377-0400

Fort Worth, TX
(817) 831-9586

Los Angeles, CA
(909) 429-1336

Spokane, WA
(509) 570-5880

St. Louis, MO
(636) 946-9492

Swedesboro, NJ
(856) 241-9180

Wichita, KS
(316) 945-7771

AMI Metals Europe SRL
A Subsidiary of AMI Metals, Inc.
Gosselies, Belgium
+32 71 37 67 99

AMI Metals France SAS
A Subsidiary of AMI Metals, Inc.
Varilhes, France
+33 04 12 11 23 40

AMI Metals UK Limited
Ellesmere Port, United Kingdom
+44 151 355 6035

Best Manufacturing, Inc.
bestmanufacturinginc.com
Jonesboro, AR
(870) 931-9533

Metalcraft Enterprises
metalcraft.com
A Division of Best Manufacturing, Inc.
New Haven, MO
(800) 325-0890

CCC Steel, Inc.
cccsteel.com
Los Angeles, CA
(310) 637-0111

IMS Steel Co.
A Division of CCC Steel, Inc.
Salt Lake City, UT
(801) 973-1000

Chapel Steel Corp.
chapelsteel.com

Philadelphia, PA – Corporate Office
(215) 793-0899

Birmingham, AL
(800) 641-1006

Birmingham, AL – Sales Office
(205) 781-0317

Chicago, IL
(815) 937-1970

Chicago, IL – Sales Office
(708) 429-2244

Houston, TX
(713) 462-4449

Philadelphia, PA
(610) 705-0477

Portland, OR
(503) 228-3355

Tulsa, OK
(844) 964-0335

Chapel Steel Canada, Ltd.
Hamilton, Ontario, Canada
(289) 780-0570

Chatham Steel Corporation
chathamsteel.com

Savannah, GA – Headquarters
(912) 233-4182

Birmingham, AL
(205) 791-2261

Columbia, SC
(803) 799-8888

Durham, NC
(919) 682-3388

Orlando, FL
(407) 859-0310

Clayton Metals, Inc.
claytonmetals.com

Chicago, IL – Headquarters
(630) 860-7000

Parsipanny, NJ
(973) 588-1100

Continental Alloys & Services Limited
contalloy.com

Brechin, Scotland
+44 135 662 5515

Peterhead, Scotland
+44 177 948 0420

Continental Alloys & Services Pte. Ltd.
Jurong, Singapore
+65 6690 0178

Continental Alloys & Services (Malaysia) Sdn. Bhd.
A Subsidiary of Continental Alloys & Services Pte. Ltd.
Nusajaya, Malaysia
+60 7 531 9155

Continental Alloys Middle East FZE
Dubai, United Arab Emirates
+971 4 8809770

Crest Steel Corporation
creststeel.com

Rialto, CA
(909) 429-6900

Riverside, CA
(951) 727-2600

Diamond Manufacturing Company
diamondman.com

Wyoming, PA – Headquarters
(800) 233-9601

Michigan City, IN
(219) 874-2374

Ferguson Perforating Company
A Division of Diamond Manufacturing Company
fergusonperf.com

Providence, RI – Headquarters
(401) 941-8876

New Castle, PA
(724) 657-8703

McKey Perforating Co.
A Division of Diamond Manufacturing Company
mckeyperforatedmetal.com
New Berlin, WI
(800) 345-7373

Perforated Metals Plus
A Division of Diamond Manufacturing Company
perforated-metals.com
Charlotte, NC
(704) 598-0443

DuBose National Energy Fasteners & Machined Parts, Inc.
dubosenes.com
Cleveland, OH
(216) 362-1700

DuBose National Energy Services, Inc.
dubosenes.com

Clinton, NC – Headquarters
(910) 590-2151

Atlanta, GA – Sales Office
(678) 608-3660

Charlotte, NC – Sales Office
(704) 295-1060

Exton, PA – Sales Office
(610) 594-9413

Durrett Sheppard Steel Co., Inc.
durrettsheppard.com
Baltimore, MD
(410) 633-6800

Earle M. Jorgensen Company
emjmetals.com

Los Angeles, CA – Headquarters
(323) 567-1122

Atlanta, GA
(678) 894-2500

Birmingham, AL
(205) 814-0043

Boise, ID
(503) 283-2251

Boston, MA
(508) 435-6854

Charlotte, NC
(704) 588-3001

Chicago, IL
(847) 301-6100

Cincinnati, OH
(513) 771-3223

Cleveland, OH
(330) 425-1500

Dallas, TX
(214) 741-1761

Denver, CO
(303) 287-0381

Detroit, MI
(734) 402-8110

Hartford, CT
(508) 435-6854

Hayward, CA
(510) 487-2700

Houston, TX
(713) 672-1621

Indianapolis, IN
(317) 838-8899

Kansas City, MO
(816) 483-4140

Lafayette, LA
(713) 672-1621

Memphis, TN
(901) 317-4300

Minneapolis, MN
(763) 784-5000

Orlando, FL
(800) 365-5454

Philadelphia, PA
(215) 949-2850

Phoenix, AZ
(602) 272-0461

Portland, OR
(503) 283-2251

Quad Cities, IA
(563) 285-5340

Richmond, VA
(804) 732-7491

Rochester, NY
(330) 425-1500

Salt Lake City, UT
(801) 383-3808

Seattle, WA
(253) 872-0100

St. Louis, MO
(314) 291-6080

Tulsa, OK
(918) 835-1511

Wrightsville, PA
(215) 949-2850

Steel Bar
A Division of Earle M. Jorgensen Company
steelbar-nc.com
Greensboro, NC
(336) 294-0053

Reliance Metals Canada Limited
A Subsidiary of Earle M. Jorgensen Company
rmcl.com

Edmonton, Alberta, Canada – Corporate Office
(780) 801-4114

Earle M. Jorgensen (Canada)
A Division of Reliance Metals Canada Limited
emjmetals.ca

Edmonton, Alberta, Canada – Headquarters
(780) 801-4015

Dartmouth, Nova Scotia, Canada
(450) 661-5181

Montreal, Quebec, Canada
(450) 661-5181

North Bay, Ontario, Canada
(705) 474-0866

Quebec City, Quebec, Canada
(418) 870-1422

Toronto, Ontario, Canada
(905) 564-0866

Vancouver, British Columbia, Canada
(604) 468-4747

Encore Metals
A Division of Reliance Metals Canada Limited
encoremetals.com

Vancouver, British Columbia, Canada – Headquarters
(604) 940-0439

Calgary, Alberta, Canada
(403) 236-1418

Edmonton, Alberta, Canada
(780) 436-6660

Montreal, Quebec, Canada
(450) 978-8877

Prince George, British Columbia, Canada
(250) 563-3343

Toronto, Ontario, Canada
(905) 878-1156

Winnipeg, Manitoba, Canada
(204) 663-1450

Feralloy Corporation
feralloy.com

Chicago, IL – Corporate Office
(773) 380-1500

Charleston, SC
(843) 336-4107

Decatur, AL
(256) 301-0500

Ghent, KY
(502) 206-7002

Portage, IN
(219) 787-9698

Acero Prime Feralloy Sinton Processing Center
A Division of Feralloy Corporation
Sinton, TX
(361) 364-7220

All Metals
A Division of Feralloy Corporation
allmetals.com

Spartanburg, SC – Headquarters
(864) 574-8050

Cartersville, GA
(770) 427-7379

Allegheny Steel Distributors
A Division of Feralloy Corporation
alleghenysteel.com
Pittsburgh, PA
(412) 767-5000

Feralloy Processing Company
A Division of Feralloy Corporation
Portage, IN
(219) 787-8773

FerrouSouth
A Division of Feralloy Corporation
ferrousouth.com
Iuka, MS
(662) 424-0115

GH Metal Solutions
A Division of Feralloy Corporation
ghmetalsolutions.com

Fort Payne, AL – Headquarters
(256) 845-5411

Decatur, AL
(256) 845-5411

Fort Payne, AL – East
(256) 845-5411

West Columbia, SC
(843) 336-4107

Acero Prime, S. de R.L. de C.V.
A Subsidiary of Feralloy Corporation
aceroprime.com

San Luis Potosí, Mexico – Headquarters
+52 444 870 7700

Monterrey, Mexico
+52 818 000 5300

Ramos Arizpe, Mexico
+52 844 450 6400

Toluca, Mexico
+52 722 262 5500

Indiana Pickling and Processing Company
A Joint Venture of Feralloy Corporation 56% Owned
Portage, IN
(219) 787-8889

Oregon Feralloy Partners
A Joint Venture of Feralloy Corporation 40% Owned
Portland, OR
(503) 286-8869

Fox Metals and Alloys, Inc.
foxmetals.com
Houston, TX
(281) 890-6666

Fry Steel Company
frysteel.com

Santa Fe Springs, CA – Headquarters
(562) 802-2721

Middletown, OH
(513) 452-7037

Infra-Metals Co.
infra-metals.com

Newtown, PA – Headquarters
(215) 741-1000

Atlanta, GA
(404) 577-5005

Hallandale, FL – Sales Office
(954) 454-1564

Marseilles, IL
(815) 795-5002

New Boston, OH
(740) 353-1350

Petersburg, VA
(804) 957-5900

Tampa, FL
(813) 626-6005

Wallingford, CT
(203) 294-2980

Delta Steel
A Division of Infra-Metals Co.
deltasteel.com

Houston, TX – Headquarters
(713) 635-1200

Cedar Hill, TX
(972) 299-6497

Fort Worth, TX
(817) 293-5015

San Antonio, TX
(210) 661-4641

IMS Ornamental Steel
A Division of Infra-Metals Co.
imsornamental.com
Atlanta, GA
(404) 419-3460

Sugar Steel
A Division of Infra-Metals Co.
sugarsteel.com

Chicago Heights, IL – Headquarters
(708) 757-9500

Evansville, IN
(812) 428-5490

Perrysburg, OH
(419) 661-8500

KMS, Inc.
kmsfab.com
Luzerne, PA
(570) 338-0200

Liebovich Bros., Inc.
liebovich.com
Rockford, IL
(815) 987-3200

Custom Fab Company
A Division of Liebovich Bros., Inc.
customfabco.com
Rockford, IL
(815) 987-3210

Good Metals Company
A Division of Liebovich Bros., Inc.
goodmetals.com
Grand Rapids, MI
(616) 241-4425

Hagerty Steel & Aluminum Company
A Division of Liebovich Bros., Inc.
hagertysteel.com
Peoria, IL
(309) 699-7251

Liebovich Steel & Aluminum Company
A Division of Liebovich Bros., Inc.
liebovichsteel.com

Rockford, IL – Headquarters
(815) 987-3200

Cedar Rapids, IA
(319) 366-8431

Kaukauna, WI
(800) 646-2790

Metals USA, Inc.
metalsusa.com

Lynch Metals
A Division of Metals USA, Inc.
lynchmetals.com

Union, NJ – Headquarters
(908) 686-8401

Anaheim, CA
(714) 238-7240

Cooksey Iron & Metal Company
A Subsidiary of Metals USA, Inc.

Tifton, GA – Headquarters
(229) 382-4680

Albany, GA
(229) 438-7915

Statesboro, GA – Sales Office
(912) 764-3799

Tifton, GA – Processing
(229) 382-4680

i-Solutions
A Subsidiary of Metals USA, Inc.
isolutions.metalsusa.com
(800) 700-3032

Metals USA Carbon Flat Rolled, Inc.
A Subsidiary of Metals USA, Inc.

Northbrook, IL – Headquarters
(847) 291-2400

Conway Springs, KS
(800) 635-6061

Germantown, WI
(262) 255-4444

Horicon, WI
(920) 485-9750

Jeffersonville, IN
(812) 288-8906

Liberty, MO
(816) 415-0004

Randleman, NC
(336) 498-8900

Springfield, OH
(937) 882-6354

Walker, MI
(616) 453-4880

Wooster, OH
(330) 264-8416

Metals USA Plates and Shapes, Inc.
A Subsidiary of Metals USA, Inc.

Langhorne, PA – Headquarters
(267) 580-2100

Ambridge, PA
(724) 266-7708

Bethlehem, PA – Sales Office
(610) 691-4270

Fairless Hills, PA
(215) 337-7000

Greensboro, NC
(336) 674-7991

Mobile, AL
(251) 456-4531

Oakwood, GA
(770) 536-1214

Philadelphia, PA
(215) 673-9300

Seekonk, MA
(508) 399-8500

Waggaman, LA
(504) 431-7010

York, PA
(717) 757-3549

Gregor Technologies, LLC
A Subsidiary of Metals USA Plates and Shapes, Inc.
gregortech.com
Torrington, CT
(860) 482-2569

Metals USA Plates and Shapes Southcentral, Inc.
A Subsidiary of Metals USA, Inc.

Enid, OK
(580) 233-0411

Muskogee, OK
(918) 487-6800

Port City Metal Services
A Division of Metals USA Plates and Shapes Southcentral, Inc.
portcitymetals.com
Tulsa, OK
(918) 583-2222

The Richardson Trident Company, LLC
A Subsidiary of Metals USA Plates and Shapes Southcentral, Inc.
trident-metals.com

Richardson, TX – Headquarters
(972) 231-5176

Houston, TX
(713) 462-2410

Odessa, TX
(432) 561-5446

Tulsa, OK
(918) 252-5781

Altair Electronics, LLC
A Subsidiary of The Richardson Trident Company, LLC
altair-co.com
Richardson, TX
(972) 231-5176

Metalweb Limited
metalweb.co.uk

Birmingham, United Kingdom – Headquarters
+44 121 328 7700

London, United Kingdom
+44 199 245 0300

Manchester, United Kingdom
+44 161 483 9662

Mid-West Materials, Inc.
midwestmaterials.com
Perry, OH
(440) 259-5200

National Specialty Alloys, Inc.
nsalloys.com

Houston, TX – Headquarters
(281) 345-2115

Anaheim, CA
(714) 870-7800

Aleaciones Especiales de México, S. de R.L. de C.V.
A Subsidiary of National Specialty Alloys, Inc.
aleacionesespecialesdemexico.com
Cuautitlán, Mexico
+52 55 2225 0835

Northern Illinois Steel Supply Co.
nisteel.com

Channahon, IL – Headquarters
(815) 467-9000

Houston, TX
(800) 892-1601

Nu-Tech Precision Metals Inc.
nutechpm.com
Ottawa, Ontario, Canada
(613) 623-6544

Pacific Metal Company
pacificmetal.com

Portland, OR – Headquarters
(503) 454-1051

Billings, MT
(406) 245-2210

Boise, ID
(208) 323-8045

Eugene, OR
(541) 485-1876

Spokane, WA
(509) 535-0326

PDM Steel Service Centers, Inc.
pdmsteel.com

Elk Grove, CA – Headquarters
(916) 513-4548

Colorado Springs, CO
(719) 390-4911

Fresno, CA
(209) 943-0513

Las Vegas, NV
(702) 413-0067

Provo, UT
(801) 798-8676

Reno, NV
(775) 358-1441

Santa Clara, CA
(408) 988-3000

Stockton, CA
(209) 943-0513

Vancouver, WA
(360) 225-1133

Feralloy PDM Steel Service
A Division of PDM Steel Service Centers, Inc.
Stockton, CA
(209) 234-0548

**Phoenix Corporation
DBA Phoenix Metals Company**
phoenixmetals.com

Peachtree Corners, GA – Headquarters
(770) 447-4211

Arlington, TX
(817) 640-7222

Birmingham, AL
(205) 841-7477

Charlotte, NC
(704) 588-7075

Cincinnati, OH
(513) 727-4763

Cleveland, OH
(513) 727-4763

Fort Smith, AR
(479) 452-3802

Hammond, IN
(513) 727-4763

Kansas City, KS
(913) 321-5200

Katy, TX
(281) 371-5200

Lafayette, LA
(337) 837-4381

Nashville, TN
(931) 486-1456

Philadelphia, PA
(215) 295-9512

Richmond, VA
(804) 222-5052

San Antonio, TX
(210) 661-2301

Sioux City, IA
(913) 321-5200

St. Louis, MO
(636) 379-4050

Tampa, FL
(813) 626-8999

Precision Flamecutting and Steel, Inc.
pflame.com
Houston, TX
(281) 477-1600

Precision Strip Inc.
precision-strip.com

Minster, OH – Headquarters
(419) 628-2343

Anderson, IN
(765) 778-4452

Bowling Green, KY
(270) 282-8420

Canton, MI
(734) 736-7030

Jeffersonville, IN
(812) 850-3161

Kenton, OH
(419) 674-4186

Middletown, OH
(513) 423-4166

Perrysburg, OH
(419) 661-1100

Portage, IN
(219) 850-5080

Rockport, IN
(812) 362-6480

Talladega, AL
(256) 315-2345

Tipp City, OH
(937) 667-6255

Vonore, TN
(423) 271-3690

Woodburn, KY
(270) 542-6100

Woodhaven, MI
(734) 301-4001

Reliance Metalcenter Asia Pacific Pte. Ltd.
Jurong, Singapore
+65 6265 1211

Service Steel Aerospace Corp.
ssa-corp.com

Seattle, WA – Headquarters
(253) 627-2910

Canton, OH
(330) 833-5800

Wichita, KS
(316) 838-7737

Dynamic Metals International
A Division of Service Steel Aerospace Corp.
dynamicmetals.net
Windsor, CT
(860) 688-8393

United Alloys Aircraft Metals
A Division of Service Steel Aerospace Corp.
Los Angeles, CA
(323) 588-2688

Siskin Steel & Supply Company, Inc.
siskin.com

Chattanooga, TN – Headquarters
(423) 756-3671

Louisville, KY
(502) 716-5140

Nashville, TN
(615) 242-4444

Spartanburg, SC
(864) 599-9988

East Tennessee Steel Supply Co.
A Division of Siskin Steel & Supply Company, Inc.
tnsteel.com
Morristown, TN
(423) 587-3500

The Steel Store
A Division of Siskin Steel & Supply Company, Inc.
thesteelstore.com
Chattanooga, TN
(423) 265-4246

Southern Steel Supply, LLC
A Subsidiary of Siskin Steel & Supply Company, Inc.
southernsteelsupply.com
Memphis, TN
(901) 523-1170

Tubular Steel, Inc.
tubularsteel.com

St. Louis, MO – Headquarters
(314) 851-9200

Hazelwood, MO
(314) 524-6600

Lorain, OH
(440) 960-6100

United Pipe & Steel Corp.
unitedpipe.com

Ipswich, MA – Headquarters
(800) 777-7473

Belvidere, IL
(267) 642-9014

Birmingham, AL
(205) 854-2300

Burlington, NC
(336) 226-2244

Easton, PA
(610) 559-0990

Elyria, OH
(440) 323-0060

Houston, TX
(713) 869-5731

Lakeland, FL
(863) 614-0674

Rialto, CA
(909) 441-1924

Seymour, IN
(713) 869-5796

Stockton, CA
(209) 467-7473

Topeka, KS
(785) 357-0612

Valex Corp.
valex.com

Ventura, CA – Headquarters
(805) 658-0944

Round Rock, TX
(512) 212-8100

Valex Korea Co., Ltd.
A 96% Owned Subsidiary of Valex Corp.
Seoul, Republic of Korea
+82 31 683 0119

Valex Semiconductor Materials (Zhejiang) Co., Ltd.
A Subsidiary of Valex Corp.
Haiyan Economic Development Zone, People's Republic of China
+86 21 5818 3189

Viking Materials, Inc.
vikingmaterials.com

Minneapolis, MN – Headquarters
(612) 617-5800

Franklin Park, IL
(847) 451-7171

Yarde Metals, Inc.
yarde.com

Southington, CT – Headquarters
(860) 406-6061

East Hanover, NJ
(973) 463-1166

Greensboro, NC
(336) 500-0535

Hauppauge, NY
(631) 232-1600

Limerick, PA
(610) 495-7545

North Canton, OH
(330) 342-7020

Pelham, NH
(603) 635-1266

Sanford, FL
(321) 257-7631

FastMetals
A Division of Yarde Metals, Inc.
fastmetals.com
Southington, CT
(833) 327-8685

Rotax Metals
A Division of Yarde Metals, Inc.
rotaxmetals.net
Brooklyn, NY
(718) 272-9800

CORPORATE DIRECTORY

DIRECTORS

Douglas W. Stotlar [1], [4]
Chair of the Board
Former President and Chief Executive Officer
Con-way, Inc.

Lisa L. Baldwin [1], [2], [4]
Managing Director
Elliott Management Corporation

Karen W. Colonias [1], [2], [3]
Former President and Chief Executive Officer
Simpson Manufacturing Co., Inc.

Frank J. Dellaquila [1], [2]
Former Senior Executive Vice President and
Chief Financial Officer
Emerson Electric Co.

Mark V. Kaminski [1], [2]
Executive Advisor
Graniterock

James K. Kamsickas [1], [2], [3]
Former Chairman and Chief Executive Officer
Dana Incorporated

Karla R. Lewis
President and Chief Executive Officer
Reliance, Inc.

Robert A. McEvoy [1], [3], [4]
Former Managing Director
The Goldman Sachs Group, Inc.

David W. Seeger [1], [3], [4]
Former President
Zekelman Industries (formerly JMC Steel Group)

OFFICERS

Karla R. Lewis
President and Chief Executive Officer

Stephen P. Koch
Executive Vice President, Chief Operating Officer

Arthur Ajemyan
Senior Vice President, Chief Financial Officer

Jeffrey W. Durham
Senior Vice President, Operations

Michael R. Hynes
Senior Vice President, Operations

Brenda S. Miyamoto
Senior Vice President, Strategic Planning
 and Programs

William A. Smith II
Senior Vice President, General Counsel
 and Corporate Secretary

Vandy C. Lupton
Vice President, Health and Human Resources

Scott W. Ramsbottom
Vice President, Chief Information Officer

John A. Shatkus
Vice President, Enterprise Risk

Brian M. Yamaguchi
Vice President, Supplier Development

Silva Yeghyayan
Vice President, Tax

(1) Independent Director **(2)** Member of the Audit Committee **(3)** Member of the Compensation Committee **(4)** Member of the Nominating and Governance Committee



After many years as a supplier, Mark V. Kaminski was appointed an independent Director of Reliance in 2004 and served as our non-executive Chairman of the Board from 2016 through 2024. For over 20 years on the board, Mark has shared his industry expertise and helped guide Reliance through both challenging periods and years of significant growth. We thank Mark for his almost five decades of service and dedication to Reliance and wish him the best in his retirement.

CORPORATE INFORMATION

TRANSFER AGENT & REGISTRAR
Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660
(800) 937-5449
equiniti.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
Los Angeles, CA

RELIANCE, INC.
PRINCIPAL EXECUTIVE OFFICE
16100 N. 71st Street, Suite 400
Scottsdale, AZ 85254
(480) 564-5700
reliance.com

FORM 10-K
A copy of the Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission, is available at sec.gov or investor.reliance.com or upon request to:

William A. Smith II
Senior Vice President, General Counsel
and Corporate Secretary
Reliance, Inc.
16100 N. 71st Street, Suite 400
Scottsdale, AZ 85254

INVESTOR RELATIONS CONTACT
(213) 576-2428
investor@reliance.com

FPO

FSC
www.fsc.org
FSC® C004657
The mark of responsible forestry

100% Recyclable

ECF
Elemental Chlorine Free

SECURITIES LISTING
Reliance, Inc.'s common stock is traded on the New York Stock Exchange under the symbol "RS."



RS LISTED NYSE

MARKET PRICE OF COMMON STOCK
The high and low closing prices for the Company's common stock in 2024 were $340.04 and $264.20.

The following table sets forth the high and low closing prices of the Company's common stock for the stated calendar quarters.

2024	HIGH	LOW
1Q	$336.90	$275.61
2Q	$340.04	$277.09
3Q	$308.75	$271.23
4Q	$326.32	$264.20

STOCKHOLDERS OF RECORD AND DIVIDEND POLICY
As of February 21, 2025, there were 161 holders of record of our common stock. We have paid quarterly cash dividends on our common stock for 65 consecutive years. Our Board of Directors has increased the quarterly dividend rate on a periodic basis 32 times since our 1994 IPO.

FORWARD-LOOKING STATEMENTS
This Annual Report includes statements that, to the extent they are not recitations of historical fact, may constitute forward-looking statements within the meanng of the federal securities laws, and are based on Reliance's current expectations and assumptions. For a discussion identifying important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Reliance's 2024 Form 10-K. As a result, these statements speak only as of the date that they are made, and Reliance disclaims any and all obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.









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RELIANCE, INC. | 16100 N. 71ST STREET, SUITE 400 | SCOTTSDALE, AZ 85254 | (480) 564-5700 | RELIANCE.COM